SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ____________)


                           Iwerks Entertainment, Inc.
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                                (Name of Issuer)


                           Iwerks Entertainment, Inc.
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                      (Name of Person(s) Filing Statement)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    465916203
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                      (CUSIP Number of Class of Securities)

        Gary J. Matus                               Julie Kaufer, Esq.
   Chief Executive Officer                Akin, Gum, Strauss, Hauer & Feld, LLP
   4520 West Valerio Street                 2029 Century Park East, 24th Floor
Burbank, California 91505-1045                    Los Angeles, CA 90067
        (818) 841-7766                                (310) 229-1000
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  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

        a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1933.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c. [ ]  A tender offer.

        d. [ ]  None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

        Check the following box if the filing is a final amendment reporting the results of the transaction:

                         CALCULATION OF FILING FEE
-------------------------------             -----------------------------------
        Transaction
         Valuation*                                  Amount of Filing Fee
-------------------------------             -----------------------------------
         $2,250,000                                       $450.00
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        *Set forth the amount on which the filing fee is calculated and state how it was determined.
[ ] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $450.00     Filing Party: IWERKS ENTERTAINMENT, INC.
                          ---------                  --------------------------
Form or Registration No.: SCHEDULE 14(A)  Date Filed:   SEPTEMBER 25, 2001
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                                  INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3") is being filed by Iwerks Entertainment, Inc., a Delaware corporation ("Iwerks"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, in connection with a merger of SimEx Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of SimEx, Inc., an Ontario corporation ("SimEx"), with and into Iwerks, with Iwerks as the surviving corporation. Pursuant to the Agreement and Plan of Merger, dated as of August 31, 2001, by and between Iwerks, SimEx, and SimEx Acquisition Corporation, at the effective time of the Merger, all issued and outstanding shares of common stock of Iwerks, other then shares held by dissenting shareholders and in Iwerks' treasury, will be cancelled and converted into the right to receive, a cash payment per share, without interest, of US $2.25 million. The per share consideration will be equal to the quotient obtained by dividing (i) US $2.25 million by (ii) the number of shares of Iwerks' common stock outstanding immediately prior to the effective time of the Merger. At September 10, 2001, Iwerks had 3,449,303 shares of common stock issued and outstanding (not including issued and outstanding shares of common stock held in treasury), 105,000 shares of common stock underlying "in-the-money" options or warrants, and 1,199,628 shares of common stock underlying "at- or out-of-the-money" options, warrants or other convertible securities. Assuming the exercise or conversion of all "in-the-money" securities prior to the effective time of the merger, the per share consideration to be offered to our stockholders will be approximately US $0.63. As a result of the Merger, Iwerks will become a wholly owned subsidiary of SimEx.

        Concurrently, with the filing of this Schedule 13e-3, Iwerks is filing a preliminary proxy statement (the "Proxy Statement"), pursuant to which the stockholders of Iwerks will be given notice of the Merger. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to those terms in the Proxy Statement.

ITEM 1.   Summary Term Sheet.

          The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" of the Proxy Statement are incorporated herein by reference.

ITEM 2.   Subject Company Information.

     (a) Name and Address. The information contained in the section entitled "SUMMARY" of the Proxy Statement is incorporated herein by reference.

     (b) Securities. The information contained in the section entitled "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

     (c) Trading Market and Prices. The information contained in the section entitled "PRICE RANGE OF COMMON STOCK" of the Proxy Statement is incorporated herein by reference.

     (d) Dividends. The information contained in the section entitled "DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 3.   Identity and Background of the Filing Person

     (a),(c) Name and Address. Business and Background of Natural Persons. The information contained in the sections entitled "SUMMARY," "PRINCIPAL STOCKHOLDERS" and "DIRECTORS AND EXECUTIVE OFFICERS OF IWERKS ENTERTAINMENT, INC." of


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          the Proxy Statement are incorporated herein by reference. During the last five years, to the best knowledge of Iwerks, none of the persons listed in "DIRECTORS AND EXECUTIVE OFFICERS OF IWERKS ENTERTAINMENT, INC." has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The filing person is the subject company.

     (b)  Business and Background of Entities. Not applicable.

ITEM 4.   Terms of the Transactions.

     (a) (1) Material Terms. Tender Offers. Not applicable.

     (a) (2) Mergers or Similar Transactions.

          (i) The information contained in the sections entitled "SUMMARY" and "THE MERGER AGREEMENT - Structure and Timing" of the Proxy Statement is incorporated herein by reference.

          (ii) The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Purpose and Structure of the Merger," "THE MERGER AGREEMENT - Consideration to be Received in the Merger" of the Proxy Statement is incorporated herein by reference.

          (iii) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendations of the Board of Directors," "SPECIAL FACTORS - No Fairness Opinion," and "SPECIAL FACTORS - Purpose and Structure of the Merger" of the Proxy Statement is incorporated herein by reference.

          (iv) The information contained in the sections entitled "SUMMARY" and "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

          (v) The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

          (vi) The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment of the Merger" of the Proxy Statement is incorporated herein by reference.

          (vii) The information contained in the section entitled "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) Different Terms. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) Appraisal Rights. The information contained in the section entitled "SUMMARY" and "SPECIAL FACTORS - Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. Iwerks has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of Iwerks or to obtain counsel or appraisal services at the expense of Iwerks.


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     (f)  Eligibility for Listing or Trading. Not applicable.

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

     (b)  Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. The information contained in the section entitled "SPECIAL FACTORS - Background of the Merger" of the Proxy Statement is incorporated herein by reference.

     (e) Agreements involving the subject company's securities. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) Use of Securities Acquired. The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger" and "THE MERGER AGREEMENT - Consideration to be Received in the Merger" of the Proxy Statement is incorporated herein by reference.

     (c)  Plans.

          (1) The information contained in the section entitled "SPECIAL FACTORS - Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

          (2) The information contained in the section entitled "SPECIAL FACTORS - Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

          (3) The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Merger" and "DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

          (4)-(8) The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a), (c) Purposes. Reasons. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendations of the Board of Directors," "SPECIAL FACTORS
          - No Fairness Opinion," and "SPECIAL FACTORS - Purpose and Structure of the Merger" of the Proxy Statement is incorporated herein by reference.

     (b) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendations of the Board of Directors," and "SPECIAL FACTORS - No Fairness Opinion" of the Proxy Statement is incorporated herein by reference.

     (d) The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Effects of the Merger," "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger," and "SPECIAL FACTORS - Material Federal Income Tax Consequences of the Merger" of the Proxy Statement is incorporated herein by reference.


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ITEM 8.   FAIRNESS OF THE TRANSACTION.

     (a), (b) Fairness. Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS -
          Recommendations of the Board of Directors," and "SPECIAL FACTORS - No Fairness Opinion" of the Proxy Statement is incorporated herein by reference.

     (c) Approval of Security Holders. The information contained in the sections entitled "SUMMARY" and "THE SPECIAL MEETING - Record Date and Voting" of the Proxy Statement is incorporated herein by reference.

     (d)  Unaffiliated Representative. Not applicable.

     (e) Approval of Directors. The information contained in the sections entitled "SPECIAL FACTORS - Recommendations of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f)  Other Offers. Not applicable.

ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) Report, Opinion or Appraisal. The information contained in the section entitled "SPECIAL FACTORS - No Fairness Opinion" of the Proxy Statement is incorporated herein by reference.

     (b), (c) Preparer and Summary of the Report, Opinion or Appraisal. Availability of Documents. Not applicable.

ITEM 10.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) Source of Funds. Conditions. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Financing for the Merger," and "THE MERGER AGREEMENT" of the Proxy Statement is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans if the primary financing falls through.

     (c) Expenses. The information contained in the section entitled "EXPENSES" of the Proxy Statement is incorporated herein by reference.

     (d)  Borrowed Funds. Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information contained in the section entitled "PRINCIPAL STOCKHOLDERS" of the Proxy Statement is incorporated herein by reference.

     (b) Securities Transactions. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" of the Proxy Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY," "THE SPECIAL MEETING - Record Date and Voting," and "SPECIAL FACTORS - Interests of Iwerks Directors and Officers in the Merger" of the Proxy Statement is incorporated herein by reference.


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     (e)  Recommendations of Others. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendations of the Board of Directors," and "SPECIAL FACTORS - No Fairness Opinion" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     (a) Financial Information. The information contained in the sections entitled "SUMMARY SELECTED HISTORICAL FINANCIAL DATA," "CONSOLIDATED STATEMENT OF OPERATIONS DATA," and "WHERE YOU CAN FIND MORE INFORMATION" of the Proxy Statement is incorporated herein by reference.

     (b)  Pro Forma Information. Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a), (b) Solicitations or Recommendations. Employees and Corporate Assets. The information contained in the sections entitled "THE SPECIAL MEETING -Voting, Revocation and Solicitation of Proxies" and "EXPENSES" of the Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     (b) The information contained in the Proxy Statement, including the annexes thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

     (a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 25, 2001 (incorporated herein by reference to the Proxy Statement).

     (b)  Not applicable.

     (c)  Not applicable.

     (d) Form of Voting Agreement, dated August 31, 2001, entered into between SimEx, Inc. and each of the directors and chief financial officer of Iwerks (incorporated herein by reference to Annex B of the Proxy Statement).

     (f) Section 262 of the Delaware Corporation Law of the State Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

     (g)  Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 2001                  Iwerks Entertainment, Inc.

                                            By:   /S/ GARY J. MATUS
                                                --------------------------------
                                               Name:  Gary J. Matus
                                               Title: Chief Executive Officer


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                                  EXHIBIT LIST

                                   Description

     16(a) Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 25, 2001 (incorporated herein by reference to the Proxy Statement).

     16(d) Form of Voting Agreement, dated August 31, 2001, entered into between SimEx, Inc. and each of the directors and chief financial officer of Iwerks (incorporated herein by reference to Annex B of the Proxy Statement).

     16(f) Section 262 of the Delaware Corporation Law of the State Delaware (incorporated herein by reference to Annex C of the Proxy Statement).


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